UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Paul, Orban W.
   5701 S. Santa Fe Drive
   Littleton, CO  80120
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   11/8/02
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   EchoStar Communications Corporation
   DISH
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Vice President and Controller
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Class A Common Stock                       |29,988                |D               |                                               |
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Class A Common Stock                       |2,614                 |I               |(1)                                            |
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Class A Common Stock                       |1,357                 |D               |(2)                                            |
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Class A Common Stock                       |150                   |D               |(3)                                            |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Employee Stock Option (R|(4)      |(8)      |Class A Common Stock   |3,632    |$2.75     |D            |                           |
ight to Buy)            |         |         |                       |         |          |             |                           |
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Employee Stock Option (R|(5)      |(8)      |Class A Common Stock   |3,328    |$3.00     |D            |                           |
ight to Buy)            |         |         |                       |         |          |             |                           |
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Employee Stock Option (R|(6)      |(9)      |Class A Common Stock   |16,000   |$6.00     |D            |                           |
ight to Buy)            |         |         |                       |         |          |             |                           |
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Employee Stock Option (R|(6)      |(9)      |Class A Common Stock   |6,400    |$10.20315 |D            |                           |
ight to Buy)            |         |         |                       |         |          |             |                           |
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Employee Stock Option (R|(7)      |(9)      |Class A Common Stock   |5,000    |$17.30    |D            |                           |
ight to Buy)            |         |         |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The number of shares reported in column 2 represents the balance in the reporting person's account through the EchoStar Communications Corporation's 401(k) Employees' Savings Plan to date. The reporting person has dispositive, but no voting power with respect to the shares.
(2) The number of shares in column 2 represents the balance in the reporting person's EchoStar Communications Corporation's 1997 Employee Stock Purchase Plan account to date.
(3) The shares are held by the reporting person as custodian for minor relatives.
(4) The shares underlying the option, listed in column 5, vest at the rate of 20% per year, commencing on March 31, 1999.
(5) The shares underlying the option, listed in column 5, vest at the rate of 20% per year, commencing on September 30, 1999.
(6) The shares underlying the option, listed in column 5, vest at the rate of 20% per year, commencing on March 31, 2000.
(7) The shares underlying the option, listed in column 5, vest at the rate of 20% per year, commencing on September 30, 2003.
(8) Each portion of the option expires five years from the date on which that portion of the option first becomes exercisable.
(9) The option expires ten years from the date of grant.
SIGNATURE OF REPORTING PERSON
             Paul W. Orban
DATE
           11/8/02